

December 17, 2013

Via E-mail
Mr. Shang-Wen Hsiao
President and Chief Financial Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

>   **Re: 21Vianet Group, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 19, 2013**
>   **File No. 001-35126**

Dear Mr. Hsiao:

We have reviewed your letter dated November 12, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2013.

Notes to the Consolidated Financial Statements

Note 4. Acquisitions

Business Combinations

21V Xi'an, page F-33

1.   We note your response to prior comment 3 indicating that you determined the fair value of the real estate property acquired with the assistance of an independent third party valuation firm through the market method by using other comparable properties as a

basis. Tell us what consideration was given to using multiple valuation techniques, such as the income and cost approaches.

2.   We note your response to prior comment 4 indicating that neither the Company nor a BitCool, Inc. were controlled by a single shareholder. However, tell us more about the group of shareholders that had controlling voting power in both the Company and a BitCool. Explain any relationships and any voting agreements among these shareholders.

3.   We note your response to prior comment 5 indicating that you believe your current disclosures are sufficient. We note that your relationship with aBitCool, Inc. is generally disclosed on page 63. Please consider disclosing the specific common economic and voting interest. In addition, please consider disclosing whether the transaction was consummated on terms equivalent to those that prevail in arm's-length transactions, and, if so, substantiate your conclusion. Refer to ASC 850-10-50-1a and 50-5.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief